# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Haymaker Acquisition Corp V, CIK 0002111838
CUSIP: G43866105
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 515 NORTH FLAGLER DRIVE, SUITE 350, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 09/16/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002158096

## Reporting persons
- Haymaker Sponsor V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,187,500; sole dispositive power 0; shared dispositive power 7,187,500; aggregate amount beneficially owned 7,187,500 (20% of the class)
  Comment: (1) Consists of (i) 7,187,500 Class A ordinary shares of Haymaker Acquisition Corp V (the "Issuer") issuable upon conversion of 7,187,500 Class B ordinary shares of the Issuer, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-298544). Does not include the 4,000,000 Class A ordinary shares that are issuable upon exercise of the 4,000,000 private placement warrants held by the Haymaker Sponsor V, LLC (the "Sponsor"). Mistral Capital Management LLC ("Mistral") is the sole managing member of the Sponsor, and Andrew R. Heyer is the managing member of Mistral and holds voting and investment discretion with respect to the securities held of record by the Sponsor. (2) 20.0% is calculated by using a denominator that is equal to 28,750,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2026, and (ii) 7,187,500 Class A ordinary shares issuable upon conversion of 7,187,500 Class B ordinary shares held by the Sponsor.
- Mistral Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,187,500; sole dispositive power 0; shared dispositive power 7,187,500; aggregate amount beneficially owned 7,187,500 (20% of the class)
  Comment: (1) Consists of (i) 7,187,500 Class A ordinary shares of Haymaker Acquisition Corp V (the "Issuer") issuable upon conversion of 7,187,500 Class B ordinary shares of the Issuer, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-298544). Does not include the 4,000,000 Class A ordinary shares that are issuable upon exercise of the 4,000,000 private placement warrants held by the Haymaker Sponsor V, LLC (the "Sponsor"). Mistral Capital Management LLC ("Mistral") is the sole managing member of the Sponsor, and Andrew R. Heyer is the managing member of Mistral and holds voting and investment discretion with respect to the securities held of record by the Sponsor. (2) 20.0% is calculated by using a denominator that is equal to 28,750,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2026, and (ii) 7,187,500 Class A ordinary shares issuable upon conversion of 7,187,500 Class B ordinary shares held by the Sponsor.
- Andrew R. Heyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,187,500; sole dispositive power 0; shared dispositive power 7,187,500; aggregate amount beneficially owned 7,187,500 (20% of the class)
  Comment: (1) Consists of (i) 7,187,500 Class A ordinary shares of Haymaker Acquisition Corp V (the "Issuer") issuable upon conversion of 7,187,500 Class B ordinary shares of the Issuer, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-298544). Does not include the 4,000,000 Class A ordinary shares that are issuable upon exercise of the 4,000,000 private placement warrants held by the Haymaker Sponsor V, LLC (the "Sponsor"). Mistral Capital Management LLC ("Mistral") is the sole managing member of the Sponsor, and Andrew R. Heyer is the managing member of Mistral and holds voting and investment discretion with respect to the securities held of record by the Sponsor. (2) 20.0% is calculated by using a denominator that is equal to 28,750,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2026, and (ii) 7,187,500 Class A ordinary shares issuable upon conversion of 7,187,500 Class B ordinary shares held by the Sponsor.

## Item 1. Issuer
Name of issuer: Haymaker Acquisition Corp V
Address of issuer's principal executive offices: 515 North Flagler Drive, Suite 350, West Palm Beach, Florida 33401

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) Haymaker Sponsor V, LLC
(2) Mistral Capital Management LLC
(3) Andrew R. Heyer
Address of principal business office or, if none, residence: The principal business address of Haymaker Sponsor V, LLC is 515 North Flagler Drive, Suite 350, West Palm Beach, Florida 33401. The principal business address of each of Mistral Capital Management LLC and Andrew R. Heyer is 501 Madison Avenue, Floor 5, New York, New York 10022.
Citizenship: (1) Haymaker Sponsor V, LLC and Mistral Capital Management LLC are Delaware limited liability companies; and (2) Andrew R. Heyer is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-9 and 11, and the footnotes thereto, of the cover pages of this Schedule 13G are incorporated herein by reference. The Sponsor is the record holder of 7,187,500 Class B ordinary shares, which are convertible into Class A ordinary shares as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-298544). The amount reflected does not include the 4,000,000 Class A ordinary shares issuable upon the exercise of the 4,000,000 private placement warrants held by the Sponsor. Mistral is the sole managing member of the Sponsor, and Andrew R. Heyer is the managing member of Mistral and holds voting and investment discretion with respect to the securities held of record by the Sponsor.
Percent of class: 20.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,187,500
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,187,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Haymaker Sponsor V, LLC: /s/ Andrew R. Heyer, Andrew R. Heyer, Managing Member of Mistral Capital Management LLC, the sole managing member of Haymaker Sponsor V, LLC (11/13/2026)
- Mistral Capital Management LLC: /s/ Andrew R. Heyer, Andrew R. Heyer, Managing Member of Mistral Capital Management LLC (11/13/2026)
- Andrew R. Heyer: /s/ Andrew R. Heyer, Andrew R. Heyer (11/13/2026)